UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                            U.S. WIRELESS DATA, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    912899101
                                 (CUSIP Number)

                                    Copy to:

Sandler Capital Management                Michael R. Reiner, Esq.
767 Fifth Avenue                          Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2000
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))


--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Sandler Capital Partners IV, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            WC, OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               2,955,848 shares                               8.4%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                1,210,840 shares                               3.6%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 2,955,848 shares                               8.4%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          1,210,840 shares                               3.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Sandler Capital Partners IV FTE, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            WC, OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               1,210,840 shares                               3.6%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                2,955,848 shares                               8.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 1,210,840 shares                               3.6%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          2,955,848 shares                               8.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Sandler Investment Partners, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Sandler Capital Management
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            New York


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     ARH Corp.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     MJDM Corp.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            New York


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Four JK Corp.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                            OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Harvey Sandler
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                         PF, OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Michael J. Marocco
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                         PF, OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 10 of 28 -

CUSIP
No. 912899101                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     John Kornreich
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   |_|
                                                                   (b)   |_|
--------------------------------------------------------------------------------
 3   SEC Use Only


--------------------------------------------------------------------------------
 4   Source of Funds*                         PF, OO


--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7   Sole Voting Power
  Number of               0 shares                                       0%
   Shares        ---------------------------------------------------------------
Beneficially      8   Shared Voting Power
  Owned By                4,166,688 shares                              11.4%
    Each         ---------------------------------------------------------------
  Reporting       9   Sole Dispositive Power
   Person                 0 shares                                       0%
    With         ---------------------------------------------------------------
                 10   Shared Dispositive Power
                          4,166,688 shares                              11.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,166,688 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                          |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        11.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
         IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 11 of 28 -

     This statement, dated September 7, 2000, relates to the reporting persons' ownership of the securities of U.S. Wireless Data, Inc. (the "Issuer" or "Wireless").

                                   - 12 of 28 -

     All references to shares of common stock do not reflect a 1-for-4 reverse stock split which was effected on October 18, 2000.

ITEM 1.   SECURITY AND ISSUER

          (a) Common Stock, no par value per share ("Common Stock"), (CUSIP No. 912899101).

          (b) Series C Convertible Preferred Stock (the "Series C Preferred Stock"), each share of Series C Preferred Stock, is convertible into a number of shares of Common Stock determined by dividing the liquidation value, by the conversion price (initially $1.50 per share, subject to adjustment).

          (c) Warrant (the "Warrant"), is exercisable for a period of seven years for an aggregate number of shares of Common Stock equal to 25% of the number of shares into which the Series C Preferred Stock is convertible, at an initial exercise price of $1.50 per share, subject to adjustment.

          (d)  U.S. Wireless Data, Inc.
               750 Lexington Avenue
               New York, New York 10022

ITEM 2.   IDENTITY AND BACKGROUND

     1. (a) Sandler Capital Partners IV L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler IV").
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     2. (a) Sandler Capital Partners IV FTE, L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler IV FTE").
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     3.   (a)  Sandler  Investment   Partners,   L.P.,  a  limited   partnership
               organized under the laws of the State of Delaware ("SIP").
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

                                  - 13 of 28 -

     4. (a) Sandler Capital Management, a registered investment advisor and a general partnership organized under the laws of the State of New York ("SCM").
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     SCM is managed by a committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler IV and Sandler IV FTE's investment in the securities of Wireless require the consent of the committee. SCM currently has 5 other general partners.

     The attached Schedule I sets forth a list of each of the other general partners of SCM (other than ARH Corp., MJDM Corp. and Four JK Corp.), the executive officers and directors of each of the general partners of SCM, and the controlling persons of the other general partners of SCM, and contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

     5.   (a)  ARH Corp., a Delaware corporation.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     6.   (a) MJDM Corp., a New York corporation.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     7.   (a) Four JK Corp., a Delaware corporation.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

                                  - 14 of 28 -

     8. (a) Harvey Sandler, is the sole stockholder of ARH Corp., President of Sandler Enterprises and a Managing Director of SCM.

          (b)  Address: Sandler Enterprises
                        1555 North Park Drive
                        Suite 101
                        Weston, FL 33326
          (c)  Principal Occupation: Investor.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States

     ARH Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE. Harvey Sandler is the father of Andrew Sandler, the sole shareholder of ALCR Corp., a general partner of SCM.

     9. (a) Michael J. Marocco, is the sole shareholder of MJDM Corp. and a Managing Director of SCM.
          (b)  Address: Sandler Capital Management
                        767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     MJDM Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE.

     10. (a) John Kornreich, is the majority stockholder of Four JK Corp. and a Managing Director of SCM.
          (b)  Address: Sandler Capital Management
                        767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     Four JK Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE.

     None of the reporting persons and to the best of each of the reporting person's knowledge, none of the persons named in Schedule I hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the units was the general working capital and other funds of Sandler IV and Sandler IV FTE.

                                  - 15 of 28 -

     In a private placement that closed on May 31, 2000, the reporting persons purchased a total of 50 units at a price of $100,000 per unit. Each unit consisted of 10,000 shares of Series C Preferred Stock and Warrants to purchase a number of shares of Common Stock equal to 25% of the number of shares of
Common Stock into which the Series C Preferred Stock is convertible, at an initial exercise price of $1.50 per share. Each share of Series C Preferred Stock is convertible at any time into a number of shares of Common Stock determined by dividing the liquidation value, by the conversion price, initially $1.50 per share, which is subject to adjustment for stock splits, recapitalizations, and other similar events.

     As a  result  of  the  approval  on  September  7,  2000  by  the  Issuer's shareholders of an amendment to the Issuer's Articles of Incorporation increasing its authorized Common Stock, the Series C Preferred Stock and the Warrants became convertible and exercisable, respectively.

                                                                    Purchase
                                           Number of Units            Price
                                           ---------------            -----
Sandler Capital Partners IV, L.P.               35.47              $3,547,000
Sandler Capital Partners IV FTE, L.P.           14.53              $1,453,000

--------------------------------------------------------------------------------

ITEM 4.   Purpose of Transaction.

     Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.   Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 32,396,748 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement on Schedule 14A filed on August 8,
2000), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of September 7, 2000:

                                                  Shares of Common              Percentage of Shares
                                                 Stock Beneficially               of Common Stock
Name                                                    Owned                    Beneficially Owned
----                                             ------------------              ------------------
Sandler Capital Partners IV, L.P.                  4,166,688(2,3,4)                    11.4%
Sandler Capital Partners IV FTE, L.P.              4,166,688(2,3,4)                    11.4%
Sandler Investment Partners, L.P.                  4,166,688(2,3,4)                    11.4%

--------
     (2) Includes 2,955,848 shares of Common Stock issuable upon the conversion of the 354,700 shares of Series C Preferred Stock owned by Sandler IV and 591,170 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler IV.

     (3) Includes 1,210,840 shares of Common Stock issuable upon the conversion of the 145,300 shares of Series C Preferred Stock owned by Sandler IV FTE and 242,168 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler IV FTE.

     (4)  The  reporting   person  disclaims   beneficial   ownership  of  these
          securities except to the extent of his/its equity interest therein.

                                  - 16 of 28 -

                                                  Shares of Common              Percentage of Shares
                                                 Stock Beneficially               of Common Stock
Name                                                    Owned                    Beneficially Owned
----                                             ------------------              ------------------
Sandler Capital Management                         4,166,688(2,3,4)                    11.4%
ARH Corp.                                          4,166,688(2,3,4)                    11.4%
MJDM Corp.                                         4,166,688(2,3,4)                    11.4%
Four JK Corp.                                      4,166,688(2,3,4)                    11.4%
Harvey Sandler                                     4,166,688(2,3,4)                    11.4%
Michael J. Marocco                                 4,166,688(2,3,4)                    11.4%
John Kornreich                                     4,166,688(2,3,4)                    11.4%

     (b) SCM is managed by a committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler IV and Sandler IV FTE's investment in the securities of the Issuer require the consent of the committee. SCM currently has 5 other general partners.

     Sandler IV has sole power to vote and to dispose of 2,955,848 shares of Common Stock (including 2,364,678 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 591,170 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 8.4% of the outstanding shares of Common Stock. Sandler IV may be deemed to have shared power to vote and to dispose of 1,210,840 shares of Common Stock (including 968,672 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 242,168 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 3.6% of the outstanding shares of Common Stock.

     Sandler IV FTE has sole power to vote and to dispose of 1,210,840 shares of Common Stock (including 968,672 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 242,168 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 3.6% of the outstanding shares of Common Stock. Sandler IV FTE may be deemed to have shared power to vote and to dispose of 2,955,848 shares of Common Stock (including 2,364,678 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 591,170 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 8.4% of the outstanding shares of Common Stock.

     By virtue of being the general partner of Sandler IV and Sandler IV FTE, SIP may be deemed to have shared power to vote and to dispose of 4,166,688 shares of Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     By virtue of being the general partner of Sandler Investment Partners, Sandler Capital Management may be deemed to have shared power to vote and to dispose of 4,166,688 shares of Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     By virtue of being a general partner of SCM, each of ARH Corp., MJDM Corp. and Four JK Corp., may be deemed to have shared power to vote and to dispose of 4,166,688 shares of


                                  - 17 of 28 -

Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     By virtue of being the sole stockholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 4,166,688 shares of Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     By virtue of being the sole shareholder of MJDM Corp., Michael Marocco may be deemed to have shared power to vote and to dispose of 4,166,688 shares of Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     By virtue of being the majority stockholder of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 4,166,688 shares of Common Stock (including 3,333,350 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 833,338 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.4% of the outstanding shares of Common Stock.

     (c) During the past sixty days, the reporting persons have not effected any transactions in shares of Common Stock.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer

     The reporting persons agreed that they will not sell, transfer or otherwise dispose of the securities or the Common Stock issuable upon the conversion or exercise of such securities purchased in the private placement for a period of one year following the closing and thereafter, each investor may not sell, transfer or dispose of more than 25% on a cumulative basis of such securities during each of the following four 90-day periods. The lock-up period may be extended by Commonwealth Associates (the placement agent) for up to an additional six months from the closing of any public offering that is consummated prior to the end of the initial lock-up period, in which case there will be no further lock-up at the end of such period.

     The Series C Preferred Stock is automatically convertible into Common Stock
(a) if at any time commencing three months after June 17, 2000, the average closing bid price of the Issuer's Common Stock exceeds 300% of the conversion price for 20 consecutive trading days, or (b) upon a public offering of the Issuer's securities that raises gross proceeds in excess of $30,000,000.

                                  - 18 of 28 -

     The Series C Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends. The holders of the Series C Preferred Stock are entitled to vote their shares on all matters submitted to a vote of the shareholders, on an as-converted basis with the holders of the Common Stock as a single class, except as required by applicable law, and except the holders of the Series C Preferred Stock have the right to vote separately as a class to elect two directors to the Issuer's Board of Directors.

     The Warrants are callable for a nominal price at the Issuer's option on 30 days' notice to the holders if (a) the average closing bid price of the Issuer's Common Stock for 20 consecutive trading days exceeds 300% of the exercise price, as adjusted, (b) the Common Stock is trading on a national securities exchange or Nasdaq SmallCap or National Market Systems or (c) a registration statement covering the shares issuable upon the exercise of the Warrants has been declared effective and such shares are not otherwise subject to any lock-up restrictions.

     The Issuer also agreed to file a registration statement with respect to the shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and exercise of the Warrants within nine months of the closing of the private placement and provided certain "piggyback" registration rights.

ITEM 7.   Materials to be Filed as Exhibits

     Exhibit 1. Agreement among the reporting persons, effective as of September 7, 2000, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

     Exhibit 2. Form of Unit Warrant (incorporated by reference to the Issuer's Report on Form 8-K/A filed on April 24, 2000).

     Exhibit 3. Certificate of Amendment to Articles of Incorporation filed on March 10, 2000 (including Certificate of Correction filed March 16, 2000) (incorporated by reference from the Issuer's Report on Form 8-K/A filed on April 24, 2000).

     Exhibit 4. Form of Subscription Agreement (incorporated by reference to the Issuer's Report on Form 8-K/A filed on April 24, 2000).


                                  - 19 of 28 -

                                    SIGNATURE

     After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: December 20, 2000

                                     SANDLER CAPITAL PARTNERS IV, L.P.
                                     By: Sandler Investment Partners, L.P.,
                                         General Partner
                                         By: Sandler Capital Management,
                                             General Partner
                                             By: MJDM Corp., a
                                                 General Partner


                                                 By: /s/ Moira Mitchell
                                                     ---------------------------
                                                     Name: Moira Mitchell
                                                     Title: President

                                     SANDLER CAPITAL PARTNERS IV FTE, L.P.
                                     By: Sandler Investment Partners, L.P.,
                                         General Partner
                                         By: Sandler Capital Management,
                                             General Partner
                                             By: MJDM Corp., a
                                                 General Partner


                                                 By: /s/ Moira Mitchell
                                                     ---------------------------
                                                     Name: Moira Mitchell
                                                     Title: President

                                     SANDLER INVESTMENT PARTNERS, L.P.
                                     By: Sandler Capital Management,
                                         General Partner
                                         By: MJDM Corp., a General Partner


                                             By: /s/ Moira Mitchell
                                                 -------------------------------
                                                 Name: Moira Mitchell
                                                 Title: President


                                  - 20 of 28 -

                                     SANDLER CAPITAL MANAGEMENT
                                     By: MJDM Corp., a General Partner


                                         By: /s/ Moira Mitchell
                                             -----------------------------------
                                             Name: Moira Mitchell
                                             Title: President

                                     ARH CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: Secretary and Treasurer

                                     MJDM CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: President

                                     FOUR JK CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: President


                                          /s/ Harvey Sandler
                                          --------------------------------------
                                          Harvey Sandler

                                          /s/ Michael J. Marocco
                                          --------------------------------------
                                          Michael J. Marocco

                                          /s/ John Kornreich
                                          --------------------------------------
                                          John Kornreich


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 21 of 28 -

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of U.S. Wireless Data, Inc. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 7th day of September, 2000.

                                     SANDLER CAPITAL PARTNERS IV, L.P.
                                     By: Sandler Investment Partners, L.P.,
                                         General Partner
                                         By: Sandler Capital Management,
                                             General Partner
                                             By: MJDM Corp., a
                                                 General Partner

                                                 By: /s/ Moira Mitchell
                                                     ---------------------------
                                                     Name: Moira Mitchell
                                                     Title: President

                                     SANDLER CAPITAL PARTNERS IV FTE, L.P.
                                     By: Sandler Investment Partners, L.P.,
                                         General Partner
                                         By: Sandler Capital Management,
                                             General Partner
                                             By: MJDM Corp., a
                                                 General Partner


                                                 By: /s/ Moira Mitchell
                                                     ---------------------------
                                                     Name: Moira Mitchell
                                                     Title: President

                                     SANDLER INVESTMENT PARTNERS, L.P.
                                     By: Sandler Capital Management,
                                         General Partner
                                         By: MJDM Corp., a General Partner


                                             By: /s/ Moira Mitchell
                                                 -------------------------------
                                                 Name: Moira Mitchell
                                                 Title: President





                                  - 22 of 28 -

                                     SANDLER CAPITAL MANAGEMENT
                                     By: MJDM Corp., a General Partner


                                         By: /s/ Moira Mitchell
                                             -----------------------------------
                                             Name: Moira Mitchell
                                             Title: President

                                     ARH CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: Secretary and Treasurer

                                     MJDM CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: President

                                     FOUR JK CORP.


                                     By: /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name: Moira Mitchell
                                         Title: President


                                         /s/ Harvey Sandler
                                         ---------------------------------------
                                         Harvey Sandler

                                         /s/  Michael J. Marocco
                                         ---------------------------------------
                                         Michael J. Marocco

                                         /s/ John Kornreich
                                         ---------------------------------------
                                         John Kornreich



                                  - 23 of 28 -

     The following Schedule sets forth a list of each of the other general partners of Sandler Capital Management (other than ARH Corp., MJDM Corp. and Four JK Corp.) the executive officers and directors of each of the general partners of Sandler Capital Management, and the controlling persons of the other general partners of Sandler Capital Management, and contains the following information with respect to each such person: (i) name, (ii) business address,
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

                                   SCHEDULE 1


              OTHER GENERAL PARTNERS OF SANDLER CAPITAL MANAGEMENT

                                        Citizenship or State or Other         Present principal business and
Name/Position                           Place of Organization                 address of its principal office
-------------                           ---------------------                 -------------------------------
ALCR Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Terpsi Corp., General Partner           New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Serf Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Jirakal Corp., General Partner          New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Medg Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                  EXECUTIVE OFFICERS AND DIRECTORS OF ARH CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida  33329

Moira Mitchell, Secretary               United States                         Administrative
and Treasurer                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166


                                  - 24 of 28 -

                 EXECUTIVE OFFICERS AND DIRECTORS OF MJDM CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President,             United States                         Administrative
Treasurer and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

                EXECUTIVE OFFICERS AND DIRECTORS OF FOUR JK CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                  - 25 of 28 -

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF ALCR CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida  33329

Moira Mitchell, Vice                    United States                         Administrative
President and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166

Andrew Sandler, Sole                    United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                            EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF TERPSI CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

Hannah Stone, Sole                      United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                  - 26 of 28 -

        EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF JIRAKAL CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

David Lee, Sole Shareholder             United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153


                             EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF SERF CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

Douglas Schimmel, Sole                  United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                  - 27 of 28 -

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF MEDG CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Anthony Cimini, Director,               United States                         Controller
Vice President and Secretary                                                  Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Edward Grinacoff, Sole                  United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                  - 28 of 28 -